UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated October 26, 2015.	1

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Grifols, S.A. Avinguda de Ia Generalitat 152-158 0817 4 San! Cugal del V~lles Barcelona - ESPANA Tel. [34) 935 710 SOD Fax [34] 935 710 267 www.grilols.com RELEVANT FACT Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24 del Mercado de Valores), Grifols, S.A. (the “Company”) hereby infmms that, in the meeting held last Friday in Dublin, the Board of Directors approved payment of an interim dividend against 2015 profit of euro 0.35 per each share by which the Company’s share capital is represented. Payment of the interim dividend will be made on 10 December 2015. The paying agent will be Banco Bilbao Vizcaya Argentaria (BBVA). In Barcelona, on 26 October 2015 NUria Martin Barnes Secretary to the Board of Directors Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 26, 2015

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